EXHIBIT 99.2

February 17, 2011

Valcent Products Inc. announces the first closing of its previously announced Private Placement.

VANCOUVER, BRITISH COLUMBIA, February 17, 2011 - Valcent Products Inc. (OTC BB: VCTZF) (the “Company”) announced today that it completed an initial closing of US $ 1,432,854.65 (the “Initial Closing”) under a private placement at US $0.15 per unit.  Each unit consists of one common share and one half warrant. One whole warrant is exercisable into one common share at US $0.25.

The Company issued a total of 9,552,364 units at the closing.

Stephen Fane (‘Fane”) the Company’s Chief Executive Officer said, “This Private Placement represents an important milestone for the Company.” The Company will use US $ 934,766.21 of the private placement to retire all of its Secured Promissory Notes. (the “Note Holders”). As part of the negotiations with the Note Holders the Company agreed to issue an additional 4,047,685 warrants at an exercise price of US $0.15 for a two year period. The balance of the private placement will be used for general working capital purposes. Fane added, “We appreciate the loyalty and strong support from our current shareholders as we take the Company through the first phase of its new business plan with our new management team in place”.

About Valcent Products Inc:

Named one of the 50th Best Innovations by Time Magazine and featured on CNN International. Valcent Products Inc. (OTCBB: VCTZF) specializes in vertical, eco-friendly urban growing solutions. For more information, visit: www.valcent.net.

Contacts:

Media Relations
Ray Torresan, Director
Valcent Products Inc.
604-644-0980
ray@torresan.com

Safe Harbor for Forward Looking Statements:  This press release contains forward-looking information, in that it describes events and conditions which Valcent Products, Inc. reasonably expects to occur in the future, and statements including opinions, assumptions and estimates.  Forward-looking statements include information that does not relate strictly to historical or current facts.  When used in this document, the words “seeks”, “anticipate”, “believe”, estimate”, “expect”, “forecast”, “intent”, “may”, “project”, “plan”, “potential”, “should” and similar expressions are intended to be among the statements that identify forward-looking statements.  Forward-looking statements are not guarantees of future performance and are subject to a wide range of known and unknown risks and uncertainties, including inability to complete sales in process or develop positive cash flow from anticipated product sales, and although the Company believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will be realized.  We have attempted to identify important factors that could cause actual results, performance or achievements to vary from those current expectations or estimates expressed or implied by the forward-looking information.  The risks and uncertainties that could affect future events or the Company's future financial performance are more fully described in the Company's quarterly reports (on Form 6-K filed in the US and the financial statements and Form 51-102F1 filed in Canada), the Company's annual reports (on Form 20-F filed in the US and the financial statements and Form 51-102F1 filed in Canada) and the other recent filings in the US and Canada. These filings are available at www.sec.gov in the US and www.sedar.com in Canada. For all such forward-looking statements, we claim the safe harbor for forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  Valcent disclaims any obligation to update any forward-looking statements.